FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2020

Commission File Number: 333-13792

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒                                                            Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐                                                                       No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.                                      Press release dated March 12, 2020;

2.                                      Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended December 31, 2019; and

3.                                      Supplementary Disclosure of Quebecor Inc. for the Quarter / 12-Month Period ended December 31, 2019.

Item 1

March 12, 2020

For immediate release

QUEBECOR INC. ANNOUNCES 78% INCREASE IN QUARTERLY DIVIDEND AND
REPORTS CONSOLIDATED RESULTS FOR FOURTH QUARTER AND FULL YEAR 2019

Montréal, Québec — Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its consolidated financial results for the fourth quarter and full year of 2019. Quebecor consolidates the financial results of Quebecor Media Inc. (“Quebecor Media”), a wholly owned subsidiary since June 22, 2018.

As described under “Changes in Accounting Policies” below, on January 1, 2019, the Corporation adopted on a fully retrospective basis the new rules in IFRS 16 — Leases. Accordingly, comparative figures have been restated to reflect the impact of the new rules.

For the purposes of this press release, the Corporation has also added the non-IFRS measure “Consolidated cash flows from operations” to report the cash flows generated by all of its business segments. See the definition of this new measure under “Definition.”

Highlights

2019 financial year and recent developments

•                                Revenues: $4.29 billion, up $112.8 million (2.7%) from 2018.

•                                Adjusted EBITDA1: $1.88 billion, a $103.2 million (5.8%) increase. Without restatement of comparative figures following adoption of IFRS 16, adjusted EBITDA increased by $147.4 million (8.5%).

•                                Net income attributable to shareholders: $652.8 million ($2.55 per basic share) in 2019, compared with $403.7 million ($1.69 per basic share) in 2018, an increase of $249.1 million ($0.86 per basic share). Without restatement of comparative figures following adoption of IFRS 16, net income attributable to shareholders increased by $251.5 million.

•                                Adjusted income from continuing operating activities2: $581.0 million ($2.27 per basic share) in 2019, compared with $469.8 million ($1.96 per basic share) in 2018, an increase of $111.2 million ($0.31 per basic share) or 23.7%.

•                                Consolidated cash flows from operations3: $1.14 billion, up $131.9 million (13.0%).

•                                Quarterly dividend on the Corporation’s Class A Multiple Voting Shares (“Class A Shares”) and Class B Subordinate Voting Shares (“Class B Shares”) increased by 78% from $0.1125 to $0.20 per share, in line with the policy adopted by the Board of Directors in 2018, aimed at gradually achieving a dividend target of 30% to 50% of the Corporation’s annual free cash flows.

•                                The Telecommunications segment grew its revenues by $98.4 million (2.9%) and its adjusted EBITDA by $87.8 million (5.1%) in 2019. Without restatement of comparative figures following adoption of IFRS 16, the Telecommunications segment’s adjusted EBITDA increased $126.4 million (7.5%).

•                                Videotron Ltd. (“Videotron”) posted strong increases in revenues from mobile telephony ($66.3 million or 12.4%), customer equipment sales ($36.3 million or 15.5%) and Internet access ($35.0 million or 3.2%) in 2019.

•                                Videotron’s total average billing per unit4 (“ABPU”) was $50.00 in 2019, compared with $49.51 in 2018, a $0.49 (1.0%) increase. Mobile ABPU was $52.56 in 2019 compared with $53.62 in 2018, a $1.06 (-2.0%) decrease due in part to the popularity of bring your own device plans.

1                   See “Adjusted EBITDA” under “Definitions.”

2                   See “Adjusted income from continuing operating activities” under “Definitions.”

3                   See “Consolidated cash flows from operations” under “Definitions.”

4                   See “Key performance indicators” under “Definitions.”

•                                Videotron posted a net increase of 85,900 revenue-generating units5 (“RGU”) (1.4%) in 2019, including 176,700 subscriber connections (15.3%) to the mobile telephony service, the largest annual increase in the number of connections since the launch of the mobile network in 2010; 38,500 subscribers (9.1%) to the Club illico over-the-top video service (“Club illico”), and 22,800 subscribers (1.3%) to cable Internet access.

•                                On December 23, 2019, Videotron announced the closing of the acquisition of Télédistribution Amos inc. and its network in Abitibi-Témiscamingue. The acquisition is subject to approval from Innovation, Science and Economic Development Canada (“ISED Canada”) and to customary conditions.

•                                On December 13, 2019, Videotron announced that Samsung Electronics Co. Ltd. has been chosen as its partner for the roll-out of LTE-A and 5G radio access technology in Québec and in the Ottawa area. In this phase, Videotron will accelerate construction of its new generation network with a target of gradual commissioning beginning in 2020.

•                                On October 8, 2019, Videotron issued $800.0 million aggregate principal amount of Senior Notes bearing interest at 4.50% and maturing on January 15, 2030, both the largest issue and lowest coupon rate for 10-year notes ever on the Canadian high-yield note market. Videotron used the proceeds mainly to pay down a portion of the amount due under the terms of its secured renewable credit facility.

•                                On August 27, 2019, Videotron launched Helix, the new technology platform that is revolutionizing entertainment and home management with voice remote, ultra-intelligent Wi-Fi, and, coming soon, support for home automation, all tailored to customer needs and preferences. The service already has more than 190,000 RGUs.

•                                On April 10, 2019, Videotron purchased 10 blocks of low-frequency spectrum in the 600 MHz band in ISED Canada’s latest commercial mobile spectrum auction. The licences, covering Eastern, Southern and Northern Québec, as well as Outaouais and Eastern Ontario, were acquired for $255.8 million.

•                                On April 1, 2019, TVA Group Inc. (“TVA Group”) closed the acquisition of the companies in the Incendo Media Inc. group, a Montréal-based producer and distributor of television programs for international markets, for a cash consideration of $11.1 million (net of cash acquired of $0.9 million) and a balance payable at fair value of $6.8 million.

•                                On February 13, 2019, TVA Group closed the acquisition of the companies in the Serdy Média Inc. group, which owns and operates the Évasion and Zeste specialty channels, along with the companies in the Serdy Video Inc. group, for a total consideration of $23.5 million, net of acquired cash of $0.5 million.

•                                On January 24, 2019, Videotron sold its 4Degrees Colocation Inc. (“4Degrees Colocation”) data centres for $261.6 million, generating a gain on disposal of $97.2 million, net of income taxes of $18.5 million.

Fourth quarter 2019

•                                Revenues: $1.14 billion, up $49.1 million (4.5%).

•                                Adjusted EBITDA: $494.5 million, a $34.0 million (7.4%) increase. Without restatement of comparative figures following adoption of IFRS 16, adjusted EBITDA increased by $44.5 million (9.9%).

•                                Adjusted EBITDA increased $27.3 million (6.3%) in the Telecommunications segment. Without restatement of comparative figures following adoption of IFRS 16, the segment’s adjusted EBITDA increased by $36.8 million (8.6%). Adjusted EBITDA increased in the Media segment by $6.8 million or 23.9%.

•                                Net income attributable to shareholders: $145.1 million ($0.57 per basic share) in the fourth quarter of 2019, compared with $117.5 million ($0.46 per basic share) in the same period of 2018, a favourable variance of $27.6 million ($0.11 per basic share). Without restatement of comparative figures following adoption of IFRS 16, net income attributable to shareholders increased by $28.2 million in the fourth quarter of 2019.

•                                Adjusted income from continuing operating activities: $159.6 million ($0.63 per basic share) in the fourth quarter of 2019, compared with $132.9 million ($0.52 per basic share) in the same period of 2018, an increase of $26.7 million ($0.11 per basic share) or 20.1%.

•                                RGUs: Net increase of 21,800 (0.4%) in the fourth quarter of 2019, including a 41,800 (3.2%) subscriber-connection increase for the mobile telephony service, the largest fourth-quarter increase in the number of connections since 2014, and a 15,800 (3.6%) subscriber increase for Club illico.

1                   See “Key performance indicators” under “Definitions.”

“The 2019 financial year was remarkable for Quebecor in terms of both financial profitability and technological advances,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “The strong performance of Videotron and TVA Group contributed to a 5.8% increase in Quebecor’s adjusted EBITDA in 2019 and a 23.7% increase in adjusted income from continuing operating activities. The excellent results in the fourth quarter of 2019 were also consistent with this trend; among other things, adjusted EBITDA was up 7.4%.

“Our solid financial results and business model will allow us to continue investing in promising projects and advanced technologies to support further growth in our mobile telephony business. I am very pleased with the 176,700 subscriber-connection increase in our mobile phone service registered in 2019, the largest annual increase since the launch of our mobile network in 2010.

“Similarly, we continue to progress successfully through the stages in the lead-up to deployment of our LTE-A and 5G access networks. We are planning a gradual roll-out beginning in 2020, with the goal of offering our customers the best in telecommunications services in the world,” Mr. Péladeau added.

“Videotron has always been at the forefront of major technological changes, and our ability to effectively market advanced technologies that meet our customers’ needs is a key factor in our success,” said Jean-François Pruneau, President and Chief Executive Officer of Videotron. “The successful launch in August 2019 of our Helix home entertainment and management platform, based on our partner Comcast Corporation’s Xfinity X1 platform, is a prime example. Already, Helix has more than 190,000 RGUs. The success of Fizz and its all-digital experience, which contributed to the record increase in our mobile subscriber connections in 2019, is another example.

“As we work to reach more customers and expand our geographic reach, we are excited about the planned acquisition of Télédistribution Amos inc., which will end Bell Canada’s monopoly in wireline telephony in the Abitibi-Témiscamingue region. We will now be able to offer local residents alternative services featuring attractive pricing and the best customer experience.

“Club illico continues to post strong customer growth, as evidenced by a 9.1% increase in its subscriber base in 2019, in the face of fierce competition from major international content providers. Our vision and strategies are bearing fruit and we continue to invest heavily in original content. For the current season, we have decided to triple the number of original Québec productions,” Mr. Pruneau added.

“Thanks in no small part to our impressive internal talent pool, Videotron was included on Mediacorp Canada Inc.’s list of Montréal’s Top Employers in 2020 for the second year in a row. We are very proud of this honour, which is a tribute to our employees, who are the foundation of our success,” Mr. Pruneau concluded.

The Media segment’s adjusted EBITDA increased $14.8 million (24.7%) in 2019, including a $17.9 million (32.9%) increase at TVA Group. “We are highly satisfied with the significant increase in TVA Group’s profitability in 2019, due primarily to the successful integration of various acquisitions in recent months, combined with the savings yielded by the budget cuts announced in the second quarter. In addition, gains on subscription fees for our specialty services also contributed to the positive results,” said France Lauzière, President and Chief Executive Officer of TVA Group.

“We are pleased to report that we have renewed the majority of our distribution agreements and that the cable operators have recognized the fair market value of our specialty channels. Now Bell Canada must recognize the fair market value of TVA Sports and all of our other specialty channels currently under negotiation. We continue making representations on this issue to regulatory and government authorities. We welcome the Canadian Radio-television and Telecommunications Commission decision in favour of TVA Group, which found that Bell Canada had given undue preference to its own sports channel. TVA Sports and RDS are two comparable services and must be treated equitably by Bell Canada in its most popular package.

“It should also be noted that TVA Group’s total market share reached 36.8% in the fourth quarter of 2019 and TVA Network grew its market share by 0.2 points,” concluded Ms. Lauzière.

In the Sports and Entertainment segment, the Videotron Centre completed its fourth year of operations in September 2019. During that year, the Videotron Centre hosted 97 sporting events and concerts, a 6.6% increase from the previous year. In December 2019, the trade magazine Pollstar ranked the Videotron Centre 92nd in the world and 6th in Canada among arenas by 2019 ticket sales.

The Corporation announces the resignation of Manon Brouillette from its Board of Directors. As she is actively involved in investment funds, Ms. Brouillette wants to take advantage of new opportunities, including joining Boards of Directors on which she can serve as an independent director and sit on committees such as the Governance, Human Resources and Audit committees, which she cannot do on the Corporation’s Board. The Board has appointed Michèle Colpron as a Director of Quebecor to fill the vacancy left by Ms. Brouillette’s resignation. “Michèle Colpron has more than 30 years of experience with financial institutions, including 12 years at the Caisse de dépôt et placement du Québec and currently sits on the boards of the Fonds de solidarité FTQ, the Canada Infrastructure Bank and the Investment Industry Regulatory Organization of Canada (IIROC),” said the Right Honourable Brian Mulroney, Chair of the Board of Quebecor and Quebecor Media. “We are very pleased to be able to count on Ms. Colpron’s collaboration and expertise on the Quebecor Board. On behalf of the Board’s members, I would also like to thank Ms. Brouillette for her contribution as a Director and previously as President and Chief Executive Officer of Videotron.”

“The Corporation is monitoring the situation with the COVID-19 virus and taking necessary measures to prevent the spread of the virus to its employees and the public. This situation is not expected to have a material financial impact on the Corporation, although our Sports and Entertainment segment could be impacted if the situation worsens in Québec,” Pierre Karl Péladeau commented.

“As we embark on a new decade, we remain focused on our strategic priorities and the efficiency of our operations while continuing to invest in our growth sectors to create value for our customers, our employees and our shareholders,” concluded Pierre Karl Péladeau.

Table 1

Quebecor financial highlights, 2015 to 2019

(in millions of Canadian dollars, except per share data)

	2019	2018	2017	2016	2015

Revenues	$4,293.8	$4,181.0	$4,125.1	$4,057.1	$3,901.9
Adjusted EBITDA	1,879.5	1,776.3	1,659.5	1,597.1	1,512.8
Income from continuing operating activities attributable to shareholders	555.3	400.2	375.9	233.1	183.8
Net income attributable to shareholders	652.8	403.7	390.7	233.9	169.7
Adjusted income from continuing operating activities	581.0	469.8	348.2	343.9	258.1
Per basic share:
Income from continuing operating activities attributable to shareholders	2.17	1.67	1.55	0.96	0.75
Net income attributable to shareholders	2.55	1.69	1.62	0.96	0.69
Adjusted income from continuing operating activities	2.27	1.96	1.44	1.41	1.05

Discontinued operations

On January 24, 2019, Videotron sold its 4Degrees Colocation data centre operations for an amount of $261.6 million, which was fully paid in cash at the date of transaction. An amount of $0.9 million relating to a working capital adjustment was also paid by Videotron in the second quarter of 2019. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, a gain on disposal of $97.2 million, net of income taxes of $18.5 million, was accounted for in the first quarter of 2019, while an amount of $53.1 million from the proceeds received at the date of transaction was deferred in connection with the estimated present value of the future conditional adjustments. The results of operations and cash flows of these businesses were reclassified as discontinued operations in the consolidated statements of income and cash flows. In this press release, only continuing operating activities of Quebecor Media are included in the analysis of its segment operating results.

Changes in Accounting Policies

On January 1, 2019, the Corporation adopted on a fully retrospective basis the new rules under IFRS 16 which set out new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees are required to report most leases on their balance sheets by recognizing right-of-use assets and related financial liabilities. Assets and liabilities arising from a lease are initially measured on a present value basis. The adoption of IFRS 16 had significant impacts on the consolidated financial statements since all of the Corporation’s segments are engaged in various long-term leases relating to premises and equipment. Under IFRS 16, most lease charges are now expensed as a depreciation of the right-of-use asset, along with interest on the related lease liability. Since operating lease charges were recognized as operating expenses as they were incurred under the previous standard, the adoption of IFRS 16 has changed the timing of the recognition of these lease charges over the term of each lease. It has also affected the classification of expenses in the consolidated statements of income. Principal payments on the lease liability are now presented as financing activities in the consolidated statements of cash flows, whereas under the previous standard these payments were presented as operating activities. A description of the new rules and details of the retroactive adjustments to comparative data are provided in Note 2 to Quebecor’s consolidated financial statements for the 2019 financial year and under “Changes in Accounting Policies” in Quebecor’s Management Discussion and Analysis for the same period.

Table 2 presents lease liabilities by segment at December 31, 2018 and 2017, calculated following retrospective adoption of IFRS 16.

Table 2

Lease liabilities by segment

(in millions of Canadian dollars)

	Dec. 31, 2019	Dec. 31, 2018	Dec. 31, 2017

Telecommunications	$114.2	$122.6	$143.4
Media	13.5	13.7	16.6
Sports and Entertainment	40.8	39.7	41.6
Head Office and intersegment	(30.6)	(31.6)	(33.7)
Total	$137.9	$144.4	$167.9

To explain the effect of choices made in applying a change in accounting policies, Table 4 also provides a reconciliation of adjusted EBITDA to net income, without restatement of comparative figures following adoption of IFRS 16, as permitted under International Financial Reporting Standards (“IFRS”).

2019/2018 FINANCIAL YEAR COMPARISON

Revenues: $4.29 billion, a $112.8 million (2.7%) increase.

•                                Revenues increased in Telecommunications ($98.4 million or 2.9% of segment revenues), Sports and Entertainment ($10.1 million or 5.5%) and Media ($9.4 million or 1.3%).

Adjusted EBITDA: $1.88 billion, a $103.2 million (5.8%) increase. Without restatement of comparative figures following adoption of IFRS 16, adjusted EBITDA increased by $147.4 million (8.5%).

•                                Adjusted EBITDA increased in Telecommunications ($87.8 million or 5.1% of segment adjusted EBITDA). Without restatement of comparative figures following adoption of IFRS 16, adjusted EBITDA increased by $126.4 million (7.5%).

•                                Adjusted EBITDA increased in Media ($14.8 million or 24.7%).

•                                There was a favourable variance at Head Office ($3.8 million), mainly due to lower stock-based compensation costs.

•                                Adjusted EBITDA decreased in Sports and Entertainment ($3.2 million or -30.5%).

•                                The change in the fair value of Quebecor Media stock options resulted in a $7.4 million favourable variance in the stock-based compensation charge in 2019 compared with 2018. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $1.6 million unfavourable variance in the Corporation’s stock-based compensation charge in 2019.

Net income attributable to shareholders: $652.8 million ($2.55 per basic share) in 2019, compared with $403.7 million ($1.69 per basic share) in 2018, an increase of $249.1 million ($0.86 per basic share).

•                                The main favourable variances were:

•                      $103.2 million increase in adjusted EBITDA;

•                      $93.7 million favourable variance in income from discontinued operations;

•                      $54.8 million favourable variance in losses on valuation and translation of financial instruments, including $54.7 million without any tax consequences;

•                      $32.6 million favourable variance in non-controlling interest.

•                                The unfavourable variance was mainly due to:

•                      $42.9 million increase in the income tax expense.

Net income attributable to shareholders without restatement of comparative figures following adoption of IFRS 16 was $652.8 million in 2019, compared with $401.3 million in 2018, a $251.5 million increase.

Adjusted income from continuing operating activities: $581.0 million ($2.27 per basic share) in 2019, compared with $469.8 million ($1.96 per basic share) in 2018, an increase of $111.2 million ($0.31 per basic share) or 23.7%.

2019/2018 fourth quarter comparison

Revenues: $1.14 billion, a $49.1 million (4.5%) increase.

•                                Revenues increased in Telecommunications ($42.5 million or 4.9% of segment revenues), Media ($10.0 million or 5.1%), and Sports and Entertainment ($1.2 million or 2.2%).

Adjusted EBITDA: $494.5 million, a $34.0 million (7.4%) increase. Without restatement of comparative figures following adoption of IFRS 16, adjusted EBITDA increased by $44.5 million (9.9%).

•                                Adjusted EBITDA increased $27.3 million (6.3%) in the Telecommunications segment. Without restatement of comparative figures following adoption of IFRS 16, the segment’s adjusted EBITDA increased by $36.8 million (8.6%).

•                                Adjusted EBITDA increased in Media ($6.8 million or 23.9%).

•                                There was a favourable variance at Head Office ($0.6 million).

•                                Adjusted EBITDA decreased in Sports and Entertainment ($0.7 million or -21.2%).

•                                The change in the fair value of Quebecor Media stock options resulted in a $2.1 million favourable variance in the stock-based compensation charge in the fourth quarter of 2019 compared with the same period of 2018. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $1.8 million unfavourable variance in the Corporation’s stock-based compensation charge in the fourth quarter of 2019.

Net income attributable to shareholders: $145.1 million ($0.57 per basic share) in the fourth quarter of 2019, compared with $117.5 million ($0.46 per basic share) in the same period of 2018, a favourable variance of $27.6 million ($0.11 per basic share).

•                                The main favourable variances were:

•                      $34.0 million increase in adjusted EBITDA;

•                      $5.4 million decrease in the charge for restructuring of operations, litigation and other items;

•                      $5.0 million decrease in financial expenses;

•                      $4.1 million decrease in the depreciation and amortization charge.

•                                The main unfavourable variances were:

•                      $13.7 million increase in the income tax expense;

•                      $4.0 million unfavourable variance in losses on valuation and translation of financial instruments, including $1.6 million without any tax consequences.

Net income attributable to shareholders without restatement of comparative figures following adoption of IFRS 16 was $145.1 million in the fourth quarter of 2019, compared with $116.9 million in the same period of 2018, a $28.2 million increase.

Adjusted income from continuing operating activities: $159.6 million ($0.63 per basic share) in the fourth quarter of 2019, compared with $132.9 million ($0.52 per basic share) in the same period of 2018, an increase of $26.7 million ($0.11 per basic share) or 20.1%.

Financial transactions

•                                On February 21, 2020, TVA Group amended its secured revolving credit facility to extend its term from February 2020 to February 2021, to reduce the amount available for borrowing from $150.0 million to $75.0 million and to amend certain terms and conditions of the facility. On February 13, 2019, TVA Group had amended this secured revolving credit facility to extend its term to February 2020 and to amend certain terms and conditions of the facility.

•                                On October 8, 2019, Videotron issued $800.0 million aggregate principal amount of 4.50% Senior Notes maturing on January 15, 2030, for net proceeds of $790.7 million, net of financing fees of $9.3 million. Videotron used the proceeds mainly to pay down a portion of the amount due under its secured revolving credit facility.

•                               On July 15, 2019, Quebecor Media prepaid the balance of its term loan “B” and settled the related hedging contracts for a total cash consideration of $340.9 million.

•                                On February 15, 2019, Quebecor Media amended its $300.0 million secured revolving credit facility to extend its term to July 2022 and to amend certain terms and conditions of the facility.

600 MHz spectrum auction

On April 10, 2019, Videotron purchased 10 blocks of low-frequency spectrum in the 600 MHz band in ISED Canada’s latest commercial mobile spectrum licence auction. The licences, covering Eastern, Southern and Northern Québec, as well as Outaouais and Eastern Ontario, were acquired for $255.8 million.

Dividend

On March 11, 2020, the Board of Directors of Quebecor declared a quarterly dividend of $0.20 per share on its Class A Shares and Class B Shares, payable on April 21, 2020 to shareholders of record as of the record date of March 27, 2020. This dividend is designated an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Normal course issuer bid

On August 7, 2019, the Board of Directors of Quebecor filed a normal course issuer bid for a maximum of 1,000,000 Class A Shares, representing approximately 1.3% of issued and outstanding Class A Shares, and for a maximum of 4,000,000 Class B Shares, representing approximately 2.2% of issued and outstanding Class B Shares as of August 1, 2019. The purchases can be made from August 15, 2019 to August 14, 2020 at prevailing market prices on the open market through the facilities of the Toronto Stock Exchange or other alternative trading systems. All repurchased shares will be cancelled.

In 2019, the Corporation purchased and cancelled 3,107,356 Class B Shares for a total cash consideration of $94.6 million (11,390,300 Class B Shares for a total cash consideration of $291.7 million in 2018). The $76.3 million excess of the purchase price over the carrying value of the repurchased Class B Shares was recorded as an increase in the deficit ($257.6 million reduction of retained earnings in 2018.)

In 2019, 680,000 Class B Shares of Quebecor were issued upon exercise of stock options for a cash consideration of $8.3 million (100,000 Class B Shares for a cash consideration of $1.3 million in 2018). Following this transaction, the contributed surplus was increased by $12.7 million ($1.2 million in 2018) and the stock option plan liability was reduced by the same amount.

Detailed financial information

For a detailed analysis of Quebecor’s fourth quarter and full-year 2019 results, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Corporation’s website at <www.quebecor.com/en/investors/financial-documentation> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its fourth quarter and full-year 2019 results on March 12, 2020 at 11:00 a.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 48006#. A tape recording of the call will be available from March 12, 2020 to June 11, 2020 by dialling 1 877 293-8133, access code for participants and recording access code 48006#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/investors/conferences-and-annual-meeting>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), new competition and Quebecor’s ability to retain its current customers and attract new ones, risks related to fragmentation of the advertising market, insurance risk, risks associated with capital investments (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with cybersecurity and the protection of personal information, risks associated with service interruptions resulting from equipment breakdown, network failure, the threat of natural disaster, epidemics, pandemics and political instability in some countries, risks associated with labour agreements, credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings, available at <www.sedar.com> and <www.quebecor.com>, including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2019.

The forward-looking statements in this press release reflect Quebecor’s expectations as of March 12, 2020 and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is headquartered in Québec and employs more than 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports more than 400 organizations in the vital fields of culture, health, education, the environment, and entrepreneurship.

Visit our website: <www.quebecor.com>.

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Source:                                                                                                                                                                                                                                                                                                                            Information:

Hugues Simard                                                                                                                                                                                                                                                                                    Communications Department

Chief Financial Officer                                                                                                                                                                                                                                           Quebecor Inc. and Quebecor Media Inc.

Quebecor Inc. and Quebecor Media Inc.                                                                                                                                              medias@quebecor.com

hugues.simard@quebecor.com                                                                                                                                                                                                514 380-4572

514 380-7414

DEFINITIONS

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations, litigation and other items, income taxes and income from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted EBITDA in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its business segments. Adjusted EBITDA is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted EBITDA to net income as disclosed in Quebecor’s consolidated financial statements. The consolidated financial information for the three-month periods ended December 31, 2019 and 2018 presented in Table 3 is drawn from the unaudited consolidated statements of income.

Table 3

Reconciliation of the adjusted EBITDA measure used in this press release to the net income measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Years ended December 31		Three months ended December 31
	2019	2018	2019	2018

Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$1,803.4	$1,715.6	$462.7	$435.4
Media	74.8	60.0	35.3	28.5
Sports and Entertainment	7.3	10.5	2.6	3.3
Head Office	(6.0)	(9.8)	(6.1)	(6.7)
	1,879.5	1,776.3	494.5	460.5
Depreciation and amortization	(750.4)	(753.1)	(186.3)	(190.4)
Financial expenses	(327.5)	(332.0)	(81.4)	(86.4)
Loss on valuation and translation of financial instruments	(6.5)	(61.3)	(14.6)	(10.6)
Restructuring of operations, litigation and other items	(28.6)	(29.1)	(1.6)	(7.0)
Income taxes	(205.7)	(162.8)	(60.3)	(46.6)
Income from discontinued operations	97.5	3.8	—	1.1
Net income	$658.3	$441.8	$150.3	$120.6

Adjusted EBITDA without restatement of comparative figures

Table 4 provides a reconciliation of adjusted EBITDA to net income without restatement of comparative figures following adoption of IFRS 16.

Table 4

Reconciliation of the adjusted EBITDA measure used in this press release to the net income measure used in the consolidated financial statements, without restatement of comparative figures following the adoption of IFRS 16

(in millions of Canadian dollars)

	Years ended December 31		Three months ended December 31
	2019	2018	2019	2018

Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$1,803.4	$1,677.0	$462.7	$425.9
Media	74.8	55.3	35.3	27.5
Sports and Entertainment	7.3	5.0	2.6	1.9
Head Office	(6.0)	(5.2)	(6.1)	(5.3)
	1,879.5	1,732.1	494.5	450.0
Depreciation and amortization	(750.4)	(720.2)	(186.3)	(182.2)
Financial expenses	(327.5)	(323.5)	(81.4)	(84.4)
Loss on valuation and translation of financial instruments	(6.5)	(61.3)	(14.6)	(10.6)
Restructuring of operations, litigation and other items	(28.6)	(29.8)	(1.6)	(7.7)
Income taxes	(205.7)	(161.9)	(60.3)	(46.4)
Income from discontinued operations	97.5	3.8	—	1.1
Net income	$658.3	$439.2	$150.3	$119.8

Consolidated cash flows from operations

Consolidated cash flows from operations represents adjusted EBITDA, less additions to property, plant and equipment and to intangible assets, including the amounts related to the current net change in corresponding accounts payable but excluding licence acquisitions and renewals. Consolidated cash flows from operations represents total funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and share repurchases. Consolidated cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Consolidated cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by the operations of all of its segments. The Corporation’s definition of consolidated cash flows from operations may not be identical to similarly titled measures reported by other companies.

Table 5 provides a reconciliation of consolidated cash flows from operations to cash flows provided by continuing operating activities reported in Quebecor’s consolidated financial statements.

Table 5

Consolidated cash flows from operations and cash flows provided by continuing operating activities

(in millions of Canadian dollars)

	Years ended December 31
	2019	2018

Consolidated cash flows from operations
Adjusted EBITDA	$1,879.5	$1,776.3
Additions to property, plant and equipment[1]	(486.2)	(552.7)
Additions to intangible assets2.3	(249.1)	(211.3)
	1,144.2	1,012.3
Plus (minus)
Cash interest expense	(319.4)	(324.9)
Cash portion related to restructuring of operations, litigation and other items	(9.8)	(14.2)
Current income taxes	(107.9)	(154.9)
Other	(1.3)	(4.6)
Net change in operating assets and liabilities	(229.3)	146.3
Additions to property, plant and equipment[1]	486.2	552.7
Additions to intangible assets[2,3]	249.1	211.3
Cash flows provided by continuing operating activities	$1,211.8	$1,424.0

1              Including a decrease in additions to property, plant and equipment of $15.4 million in 2019 (increase of $3.2 million in 2018) related to the current net change in corresponding accounts payable.

2              Including an increase in additions to intangible assets of $8.0 million in 2019 ($13.9 million in 2018) related to the current net change in corresponding accounts payable.

3              Excluding spectrum licence purchases in the amount of $255.8 million in 2019 (nil in 2018).

Adjusted income from continuing operating activities

The Corporation defines adjusted income from continuing operating activities, as reconciled to net income attributable to shareholders under IFRS, as net income attributable to shareholders before loss on valuation and translation of financial instruments, restructuring of operations, litigation and other items, net of income tax related to adjustments and net income attributable to non-controlling interest related to adjustments, and before the income from discontinued operations attributable to shareholders. Adjusted income from continuing operating activities, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operating activities to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of financial results. Adjusted income from continuing operating activities is more representative for forecasting income. The Corporation’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 6 provides a reconciliation of adjusted income from continuing operating activities to the net income attributable to shareholders’ measure used in Quebecor’s consolidated financial statements. The consolidated financial information for the three-month periods ended December 31, 2019 and 2018 presented in Table 6 is drawn from the unaudited consolidated statements of income.

Table 6

Reconciliation of the adjusted income from continuing operating activities measure used in this press release to the net income attributable to shareholders’ measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Years ended December 31		Three months ended December 31
	2019	2018	2019	2018

Adjusted income from continuing operating activities	$581.0	$469.8	$159.6	$132.9
Loss on valuation and translation of financial instruments	(6.5)	(61.3)	(14.6)	(10.6)
Restructuring of operations, litigation and other items	(28.6)	(29.1)	(1.6)	(7.0)
Income taxes related to adjustments[1]	8.0	19.0	1.4	1.1
Net income attributable to non-controlling interest related to adjustments	1.4	1.8	0.3	—
Discontinued operations	97.5	3.5	—	1.1
Net income attributable to shareholders	$652.8	$403.7	$145.1	$117.5

1              Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

KEY PERFORMANCE INDICATORS

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the cable Internet, cable television and Club illico services, and subscriber connections to the mobile telephony and cable telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average billing per unit

The Corporation uses ABPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly average subscription billing per RGU. ABPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ABPU may not be the same as identically titled measurements reported by other companies.

Mobile ABPU is calculated by dividing the average subscription billing for mobile telephony services by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ABPU is calculated by dividing the combined average subscription billing for cable Internet, cable television, Club illico, mobile telephony and cable telephony services by the total average number of RGUs from cable Internet, cable television, mobile telephony and cable telephony services during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Item 2

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data)

(unaudited)

	Three months ended		Twelve months ended
	December 31		December 31
	2019	2018	2019	2018
	(restated)		(restated)

Revenues	$1,136.2	$1,087.1	$4,293.8	$4,181.0

Employee costs	184.2	174.4	700.8	700.5
Purchase of goods and services	457.5	452.2	1,713.5	1,704.2
Depreciation and amortization	186.3	190.4	750.4	753.1
Financial expenses	81.4	86.4	327.5	332.0
Loss on valuation and translation of financial instruments	14.6	10.6	6.5	61.3
Restructuring of operations, litigation and other items	1.6	7.0	28.6	29.1

Income before income taxes	210.6	166.1	766.5	600.8

Income taxes (recovery):
Current	(7.2)	1.7	107.9	154.9
Deferred	67.5	44.9	97.8	7.9

	60.3	46.6	205.7	162.8

Income from continuing operations	150.3	119.5	560.8	438.0

Income from discontinued operations	—	1.1	97.5	3.8

Net income	$150.3	$120.6	$658.3	$441.8

Income from continuing operations attributable to
Shareholders	$145.1	$116.4	$555.3	$400.2
Non-controlling interests	5.2	3.1	5.5	37.8

Net income attributable to
Shareholders	$145.1	$117.5	$652.8	$403.7
Non-controlling interests	5.2	3.1	5.5	38.1

Earnings per share attributable to shareholders
Basic:
From continuing operations	$0.57	$0.45	$2.17	$1.67
From discontinued operations	—	0.01	0.38	0.02
Net income	0.57	0.46	2.55	1.69
Diluted:
From continuing operations	$0.57	$0.45	$2.17	$1.66
From discontinued operations	—	0.01	0.38	0.02
Net income	0.57	0.46	2.55	1.68

Weighted average number of shares outstanding (in millions)	254.8	255.1	255.6	239.3
Weighted average number of diluted shares (in millions)	255.0	255.5	255.8	239.8

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

(unaudited)

	Three months ended		Twelve months ended
	December 31		December 31
	2019	2018	2019	2018
	(restated)		(restated)

Income from continuing operations	$150.3	$119.5	$560.8	$438.0

Other comprehensive income (loss) from continuing operations:

Items that may be reclassified to income:
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments	2.2	34.7	73.8	(10.1)
Deferred income taxes	1.9	(10.8)	(2.8)	(5.7)

Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement loss	(70.1)	(6.1)	(70.1)	(6.1)
Deferred income taxes	18.7	1.7	18.7	1.7

Reclassification to income:
Gain related to cash flow hedges	—	—	(1.1)	—
Deferred income taxes	—	—	0.7	—
	(47.3)	19.5	19.2	(20.2)

Comprehensive income from continuing operations	103.0	139.0	580.0	417.8

Income from discontinued operations	—	1.1	97.5	3.8

Comprehensive income	$103.0	$140.1	$677.5	$421.6

Comprehensive income from continuing operations attributable to
Shareholders	$97.2	$135.7	$573.9	$387.4
Non-controlling interests	5.8	3.3	6.1	30.4

Comprehensive income attributable to
Shareholders	$97.2	$136.8	$671.4	$390.9
Non-controlling interests	5.8	3.3	6.1	30.7

QUEBECOR INC.

SEGMENTED INFORMATION

(in millions of Canadian dollars)

(unaudited)

	Three months ended December 31, 2019
				Head
			Sports	office
			and	and
	Telecommunications	Media	Entertainment	Intersegments	Total

Revenues	$908.6	$208.0	$54.7	$(35.1)	$1,136.2

Employee costs	106.8	57.8	9.5	10.1	184.2
Purchase of goods and services	339.1	114.9	42.6	(39.1)	457.5
Adjusted EBITDA[1]	462.7	35.3	2.6	(6.1)	494.5

Depreciation and amortization					186.3
Financial expenses					81.4
Loss on valuation and translation of financial instruments					14.6
Restructuring of operations, litigation and other items					1.6
Income before income taxes					$210.6

Additions to property, plant and equipment	$115.6	$8.1	$0.2	$0.4	$124.3

Additions to intangible assets	65.7	5.7	0.6	0.4	72.4

	Three months ended December 31, 2018
	(restated)
				Head
			Sports	office
			and	and
	Telecommunications	Media	Entertainment	Intersegments	Total

Revenues	$866.1	$198.0	$53.5	$(30.5)	$1,087.1

Employee costs	95.4	57.5	9.3	12.2	174.4
Purchase of goods and services	335.3	112.0	40.9	(36.0)	452.2
Adjusted EBITDA[1]	435.4	28.5	3.3	(6.7)	460.5

Depreciation and amortization					190.4
Financial expenses					86.4
Loss on valuation and translation of financial instruments					10.6
Restructuring of operations, litigation and other items					7.0
Income before income taxes					$166.1

Additions to property, plant and equipment	$123.9	$9.9	$0.8	$—	$134.6

Additions to intangible assets	69.5	1.2	0.8	(1.4)	70.1

QUEBECOR INC.

SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars)

(unaudited)

	Twelve months ended December 31, 2019
				Head
			Sports	office
			and	and
	Telecommunications	Media	Entertainment	Intersegments	Total

Revenues	$3,480.4	$738.0	$192.2	$(116.8)	$4,293.8

Employee costs	398.6	228.6	38.6	35.0	700.8
Purchase of goods and services	1,278.4	434.6	146.3	(145.8)	1,713.5
Adjusted EBITDA[1]	1,803.4	74.8	7.3	(6.0)	1,879.5

Depreciation and amortization					750.4
Financial expenses					327.5
Loss on valuation and translation of financial instruments					6.5
Restructuring of operations, litigation and other items					28.6
Income before income taxes					$766.5

Additions to property, plant and equipment	$476.8	$21.8	$1.3	$1.7	$501.6

Additions to intangible assets	468.0	24.8	3.5	0.6	496.9

	Twelve months ended December 31, 2018
	(restated)
				Head
			Sports	office
			and	and
	Telecommunications	Media	Entertainment	Intersegments	Total

Revenues	$3,382.0	$728.6	$182.1	$(111.7)	$4,181.0

Employee costs	387.1	234.4	38.8	40.2	700.5
Purchase of goods and services	1,279.3	434.2	132.8	(142.1)	1,704.2
Adjusted EBITDA[1]	1,715.6	60.0	10.5	(9.8)	1,776.3

Depreciation and amortization					753.1
Financial expenses					332.0
Loss on valuation and translation of financial instruments					61.3
Restructuring of operations, litigation and other items					29.1
Income before income taxes					$600.8

Additions to property, plant and equipment	$513.2	$28.7	$1.5	$6.1	$549.5

Additions to intangible assets	190.2	4.8	3.5	(1.1)	197.4

1         The Chief Executive Officer uses adjusted EBITDA as the measure of profit to assess the performance of each segment. Adjusted EBITDA is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations, litigation and other items, income taxes and income from discontinued operations.

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholders				Equity
				Accumulated	attributable
			Retained	other	to non-
	Capital	Contributed	earnings	comprehensive	controlling	Total
	stock	surplus	(deficit)	loss	interests	equity

Balance as of December 31, 2017, as previously reported	$313.9	$3.5	$601.9	$(50.7)	$540.4	$1,409.0
Changes in accounting policies	—	—	(7.2)	—	(4.8)	(12.0)
Balance as of December 31, 2017, as restated	313.9	3.5	594.7	(50.7)	535.6	1,397.0
Net income	—	—	403.7	—	38.1	441.8
Other comprehensive loss	—	—	—	(12.8)	(7.4)	(20.2)
Issuance of Class B Shares	786.1	1.2	—	—	—	787.3
Dividends	—	—	(46.3)	—	(9.4)	(55.7)
Repurchase of Class B Shares	(34.1)	—	(257.6)	—	—	(291.7)
Non-controlling interests acquisition	—	—	(1,202.4)	(19.2)	(468.4)	(1,690.0)
Balance as of December 31, 2018	1,065.9	4.7	(507.9)	(82.7)	88.5	568.5
Net income	—	—	652.8	—	5.5	658.3
Other comprehensive income	—	—	—	18.6	0.6	19.2
Issuance of Class B Shares	8.3	12.7	—	—	—	21.0
Dividends	—	—	(100.3)	—	—	(100.3)
Repurchase of Class B Shares	(18.3)	—	(76.3)	—	—	(94.6)
Balance as of December 31, 2019	$1,055.9	$17.4	$(31.7)	$(64.1)	$94.6	$1,072.1

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	Three months ended		Twelve months ended
	December 31		December 31
	2019	2018	2019	2018
	(restated)		(restated)

Cash flows related to operating activities
Income from continuing operations	$150.3	$119.5	$560.8	$438.0
Adjustments for:
Depreciation of property, plant and equipment	148.0	153.5	598.2	611.2
Amortization of intangible assets	29.6	27.8	116.7	105.5
Amortization of right-of-use assets	8.7	9.1	35.5	36.4
Loss on valuation and translation of financial instruments	14.6	10.6	6.5	61.3
Impairment of assets	—	—	18.8	14.9
Amortization of financing costs and long-term debt discount	2.0	1.8	8.1	7.1
Deferred income taxes	67.5	44.9	97.8	7.9
Other	0.6	0.2	(1.3)	(4.6)
	421.3	367.4	1,441.1	1,277.7
Net change in non-cash balances related to operating activities	(58.2)	(43.0)	(229.3)	146.3
Cash flows provided by continuing operating activities	363.1	324.4	1,211.8	1,424.0
Cash flows related to investing activities
Business acquisitions	—	(3.1)	(35.6)	(10.3)
Business disposals	—	—	260.7	—
Additions to property, plant and equipment	(124.3)	(134.6)	(501.6)	(549.5)
Additions to intangible assets	(72.4)	(70.1)	(496.9)	(197.4)
Proceeds from disposals of assets	1.0	3.0	4.2	9.4
Non-controlling interests acquisition	—	—	—	(1,540.0)
Other	(5.6)	(10.1)	(30.6)	(11.3)
Cash flows used in by continuing investing activities	(201.3)	(214.9)	(799.8)	(2,299.1)
Cash flows related to financing activities
Net change in bank indebtedness	1.1	2.6	5.1	23.5
Net change under revolving facilities	(870.8)	19.5	(589.5)	565.8
Issuance of long-term debt, net of financing fees	790.7	—	790.7	—
Repayment of long-term debt	(45.2)	(4.1)	(488.6)	(20.5)
Repayment of lease liabilities	(9.5)	(10.4)	(39.4)	(40.0)
Repayment of convertible debentures	—	—	—	(158.4)
Settlement of hedging contracts	(0.8)	(0.8)	90.0	(1.6)
Issuance of Class B Shares	5.6	—	8.3	1.3
Repurchase of Class B Shares	(14.1)	(105.4)	(94.6)	(291.7)
Dividends	(28.7)	(14.2)	(100.3)	(46.3)
Dividends or distributions paid to non-controlling interests	—	—	—	(9.4)
Cash flows (used in) provided by continuing financing activities	(171.7)	(112.8)	(418.3)	22.7

Net change in cash and cash equivalents from continuing operations	(9.9)	(3.3)	(6.3)	(852.4)

Cash flows provided by (used in) discontinued operations	—	1.4	(0.7)	8.5

Cash and cash equivalents at beginning of period	23.9	22.9	21.0	864.9
Cash and cash equivalents at end of period	$14.0	$21.0	$14.0	$21.0

Cash and cash equivalents consist of
Cash	$5.1	$20.2	$5.1	$20.2
Cash equivalents	8.9	0.8	8.9	0.8
	$14.0	$21.0	$14.0	$21.0

Interest and taxes reflected as operating activities
Cash interest payments	$103.9	$118.7	$307.2	$324.8
Cash income tax payments (net of refunds)	3.0	5.6	238.0	18.0

QUEBECOR INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

(unaudited)

	December 31	December 31	December 31
	2019	2018	2017
		(restated)	(restated)

Assets

Current assets
Cash and cash equivalents	$14.0	$21.0	$864.9
Accounts receivable	548.0	553.8	543.4
Contract assets	168.3	144.4	132.8
Income taxes	19.1	4.8	29.3
Inventories	240.4	203.1	199.3
Other current assets	121.2	101.5	106.4
Assets held for sale	—	95.0	—
	1,111.0	1,123.6	1,876.1

Non-current assets
Property, plant and equipment	3,415.9	3,467.3	3,610.1
Intangible assets	1,444.0	1,135.3	983.1
Goodwill	2,692.9	2,678.3	2,695.8
Right-of-use assets	110.4	112.6	133.5
Derivative financial instruments	679.8	887.0	591.8
Deferred income taxes	31.2	51.8	33.2
Other assets	240.7	201.6	185.1
	8,614.9	8,533.9	8,232.6
Total assets	$9,725.9	$9,657.5	$10,108.7

Liabilities and equity

Current liabilities
Bank indebtedness	$29.4	$24.3	$0.8
Accounts payable, accrued charges and provisions	809.6	830.8	762.7
Deferred revenue	332.7	340.7	346.8
Income taxes	4.2	119.2	13.3
Convertible debentures	—	—	450.0
Embedded derivatives related to convertible debentures	—	—	442.2
Current portion of long-term debt	57.2	57.9	20.4
Current portion of lease liabilities	31.3	36.0	39.8
Liabilities held for sale	—	6.6	—
	1,264.4	1,415.5	2,076.0

Non-current liabilities
Long-term debt	5,900.3	6,370.3	5,516.2
Derivative financial instruments	2.1	—	34.1
Convertible debentures	150.0	150.0	—
Lease liabilities	106.6	108.4	128.1
Deferred income taxes	859.2	775.9	744.9
Other liabilities	371.2	268.9	212.4
	7,389.4	7,673.5	6,635.7
Equity
Capital stock	1,055.9	1,065.9	313.9
Contributed surplus	17.4	4.7	3.5
(Deficit) retained earnings	(31.7)	(507.9)	594.7
Accumulated other comprehensive loss	(64.1)	(82.7)	(50.7)
Equity attributable to shareholders	977.5	480.0	861.4
Non-controlling interests	94.6	88.5	535.6
	1,072.1	568.5	1,397.0

Total liabilities and equity	$9,725.9	$9,657.5	$10,108.7

Item 3

Supplementary Disclosure

Quarter / 12-Month Period

Ended December 31, 2019

For additional information, please contact

Hugues Simard, Chief Financial Officer,

at 514 380-7414, investor.relations@quebecor.com

QUEBECOR INC.

Supplementary Disclosure

December 31, 2019

Net Income Attributable to Shareholders

	4th Quarter		Full Year
	2019	2018	2019	2018

Net income per share (basic)	$0.57	$0.46	$2.55	$1.69

Net income, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.63	$0.52	$2.27	$1.96

Reconciliation of earnings per share

	4th Quarter		Full Year
	2019	2018	2019	2018

Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.63	$0.52	$2.27	$1.96

Other adjusments[1]:
Unusual items	(0.01)	(0.02)	(0.08)	(0.03)
Loss on valuation and translation of financial instruments	(0.05)	(0.05)	(0.02)	(0.26)
Discontinued operations	—	0.01	0.38	0.02
Total	(0.06)	(0.06)	0.28	(0.27)

Reported net income per share (basic)	$0.57	$0.46	$2.55	$1.69

1 After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

December 31, 2019

Debt

(all amounts in millions of Canadian dollars)

Quebecor Inc.
Revolving credit facility due in 2020 (availability: $50)	$11.0
Mortgage loan due in 2022	47.2
$58.2

Quebecor Media Inc.
Revolving credit facility due in 2022 (availability: $300)	$9.0
5 3/4% Senior Notes due in 2023	1,111.7
6 5/8% Senior Notes due in 2023	500.0
1,620.7
Videotron Ltd.
Revolving credit facility due in 2023 (availability: $1,500)	89.3
5% Senior Notes due in 2022	1,039.2
5 3/8% Senior Notes due in 2024	779.4
5 5/8% Senior Notes due in 2025	400.0
5 3/4% Senior Notes due in 2026	375.0
5 1/8% Senior Notes due in 2027	779.4
4 1/2% Senior Notes due in 2030	800.0
4,262.3
TVA Group Inc.
Revolving credit facility due in 2021 (availability: $75)	44.9
44.9

Other debt	—

Total Quebecor Media Inc.	$5,927.9

TOTAL LONG-TERM DEBT [1]	$5,986.1

Bank indebtedness	29.4
Exchangeable debentures - Quebecor Inc.	2.1
Convertible debentures (cost if settled in cash at maturity) - Quebecor Inc. [2]	150.0
Lease liabilities	137.9
Liability (asset) related to derivative financial instruments	(677.7)

Cash and cash equivalents :
TVA Group Inc.	3.4
Other	10.6

$14.0

1 Excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing fees. See Note 18 to Consolidated Financial Statements.

2 Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on December 31, 2019, subject to a floor price of $26.85 and a ceiling price of $33.5625.

TELECOMMUNICATIONS

Supplementary Disclosure

December 31, 2019

Operating Results

	2019				2018
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31

Revenue-Generating Units (‘000) [1]	6,076.2	6,054.4	6,001.1	6,013.6	5,990.3
Mobile Telephony Lines (‘000)	1,330.5	1,288.7	1,231.9	1,193.6	1,153.8
Homes Passed (‘000)	2,950.1	2,940.4	2,931.2	2,915.4	2,907.9
Cable Internet Subscribers (‘000)	1,727.3	1,724.3	1,706.9	1,710.8	1,704.5
Penetration of Homes Passed	58.6%	58.6%	58.2%	58.7%	58.6%
Cable Television Subscribers (‘000)	1,531.8	1,545.2	1,558.4	1,582.6	1,597.3
Penetration of Homes Passed	51.9%	52.6%	53.2%	54.3%	54.9%
Cable Telephony Lines (‘000)	1,027.3	1,052.7	1,072.9	1,094.9	1,113.9
Penetration of Homes Passed	34.8%	35.8%	36.6%	37.6%	38.3%
Over-the-Top Video Subscribers (‘000)	459.3	443.5	431.0	431.7	420.8

	4th Quarter			Full Year
(in millions)	2019	2018	VAR	2019	2018	VAR
Revenues
Internet	$282.7	$274.1	3.1%	$1,114.3	$1,079.3	3.2%
Cable Television	239.5	249.0	-3.8%	974.4	996.7	-2.2%
Mobile Telephony	157.2	139.5	12.7%	600.7	534.4	12.4%
Cable Telephony	83.7	89.8	-6.8%	341.1	368.6	-7.5%
Equipment Sales	99.6	70.9	40.5%	269.8	233.5	15.5%
Other	44.5	41.4	7.5%	175.8	164.0	7.2%
Videotron	907.2	864.7	4.9%	3,476.1	3,376.5	2.9%
Retail and Eliminations	1.4	1.4		4.3	5.5
Telecommunications	$908.6	$866.1	4.9%	$3,480.4	$3,382.0	2.9%

Adjusted EBITDA
Videotron	$462.5	$435.1		$1,802.8	$1,714.4
Retail	0.2	0.3		0.6	1.2
Telecommunications	$462.7	$435.4	6.3%	$1,803.4	$1,715.6	5.1%

Additions to PP&E and Intangible Assets
Additions to PP&E	$115.6	$123.9		$476.8	$513.2
Additions to Intangible Assets	65.7	69.5		468.0	190.2
Telecommunications	$181.3	$193.4	-6.3%	$944.8	$703.4	34.3%

Mobile Telephony ABPU [2]	$51.89	$53.25		$52.56	$53.62
Total ABPU [2]	$49.99	$49.84		$50.00	$49.51

1 Revenue-generating units are the sum of subscriptions to the cable television, cable Internet access and Club illico over-the-top video services, plus subscriber connections to the cable and mobile telephony services.

2 Average billing per unit (“ ABPU “) is an indicator used to measure monthly average subscription billing per revenue-generating unit.

QUEBECOR INC.

Supplementary Disclosure

December 31, 2019

Shares Held in Subsidiaries

	Number
	of shares	Equity (%)	Voting (%)

Shares held by Quebecor Inc.

Quebecor Media Inc.	79,377,062	100.0%	100.0%

Shares held by Quebecor Media Inc.

TVA Group Inc.	29,539,364	68.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

December 31, 2019

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information on a consolidated basis for Quebecor Inc. and its Telecommunications reporting segment. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.’s results for the financial year 2019, please refer to the Management Discussion and Analysis and Consolidated Financial Statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by Quebecor Inc. to assess its financial performance, such as adjusted EBITDA, adjusted income from continuing operating activities, cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary are not calculated in accordance with or recognized by IFRS. Quebecor Inc.’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the financial year 2019 under “Non-IFRS Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measures calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Catherine Tees
By:	Catherine Tees
Assistant Secretary

Date:March 13, 2020